EXHIBIT (a)(8)

Tender Offer Process

Q&A

Will I be receiving any “official” communications relating to the tender offer and the merger? When will that happen?

Yes, you should be receiving tender offer materials and instructions in the mail within a week from one or more of the following:

For shares held in your own name – MacKenzie Partners (the Information Agent)

For shares held by your broker – Your broker

For shares held in your Tektronix 401(k) Plan account – MacKenzie Partners

For shares held in your Tektronix ESPP account – Smith Barney

What is the difference between the tender offer and the follow on merger?

The acquisition is structured as a two-step transaction: a tender offer followed by a merger. If all of the closing conditions are satisfied, Danaher will purchase shares that have been validly tendered (and not withdrawn) by the expiration date (November 15, 2007, unless extended) for a cash payment of $38 per share. At some point following the purchase of shares in the tender offer, the Tektronix shares are expected to be delisted from the New York Stock Exchange. Danaher will, if all closing conditions to the merger are satisfied, effect a merger pursuant to which Tektronix will become a wholly owned subsidiary of Danaher and Tektronix shares will no longer be publicly traded. At the time of the merger, all Tektronix shareholders who did not tender shares in the tender offer will have their shares cashed out at $38 per share. If you do not tender your shares by the expiration date of the tender offer, your shares will be cashed out at the close of the merger. The timing of the merger is uncertain – assuming all closing conditions to the merger are met, it is possible that it could occur shortly after the purchase of shares in the tender offer, but it could occur weeks or months later if Danaher does not acquire 90% of the outstanding shares in the tender offer and a shareholder vote is required to approve the merger.

What happens if I don’t tender shares that I own?

If you do not tender your shares and the tender offer expires with the closing conditions being met, Danaher will purchase the shares that have been tendered in the tender offer, and you will not receive any cash with respect to your untendered shares until the merger is completed. Danaher will, assuming the conditions to the merger are satisfied, effect a merger whereby Tektronix will become a wholly owned subsidiary of Danaher. In the merger, holders of outstanding shares of Tektronix will be paid $38 per share of Tektronix common stock.

Do I need to tender shares I hold outright, under the ESPP and under the 401(k) plan to participate in the tender offer process?

The decision as to whether to tender your shares is your own decision. As explained in the Solicitation/Recommendation statement filed by Tektronix with the SEC on Schedule 14D-9 with respect to the tender offer, the Tektronix Board of Directors recommends that shareholders accept, and tender their shares into, the tender offer. If you want your shares purchased in the tender offer, you will need to properly tender the shares or instruct the appropriate broker, custodian or administrator to act on your behalf. There are different procedures depending on whether you own the shares outright, in your 401(k) account or in your ESPP account.

How do I tender shares?

It depends on how you hold your shares.

If the shares are held in your own name, you should be receiving tender offer materials in the mail from MacKenzie Partners, the Information Agent for the Offer, and follow the instructions included with the materials. If you have questions, contact MacKenzie Partners at (800) 322-2885 or tenderoffer@mackenziepartners.com.

If the shares are held in your broker’s name, also known as street name, your broker should be mailing the tender offer materials to you and providing instructions for tendering your shares. If you have questions, contact your broker.

If the shares are held in your account under the Tektronix 401(k) Plan, you should be receiving tender offer materials and instructions for tendering from MacKenzie Partners. If you have questions, contact MacKenzie Partners at (800) 322-2885 or tenderoffer@mackenziepartners.com.

If the shares are held in your account under the Tektronix ESPP, you should be receiving tender offer materials and instructions for tendering from Smith Barney, the plan custodian. If you have questions, contact Smith Barney customer service toll free at (800) 272-0000 or, if out of the U.S., at (650) 357-5201.

If you want to exercise vested options and tender the shares, you should exercise the options through your normal on-line Smith Barney account at: www.benefitaccess.com and Smith Barney will provide you with a copy of the tender offer materials, including instructions for tendering shares. If you plan to exercise options and tender shares, you should complete the option exercise by end of day November 12, 2007 and complete and send the tender offer forms to Smith Barney no later than November 14, 2007

If you want to exercise vested options and hold the shares (not tender in the offer) you will be cashed out at the merger. Please note that Tektronix shares are expected to be delisted from the New York Stock Exchange at some point following the purchase of shares in the tender offer and this may occur as early as November 16, 2007, if Danaher acquires 90% of the outstanding shares of Tektronix in the tender offer. Once the shares are delisted and there is no public market for the shares, a cashless exercise of your options will no longer be possible.

For additional information, please see the letter dated October 25, 2007 from James Dalton regarding applicable deadlines.

When will stock be cashed out of the Tektronix Stock Fund under the 401k and then transferred as cash to the Moderate Aggressive Index Fund?

If a participant tenders 401(k) shares in the tender offer, these shares would be cashed out following the close of the tender offer. If a participant does not tender 401(k) shares in the tender offer, these shares would be cashed out in the merger. In both cases, the cash payment would be made to your 401(k) account after the merger and the proceeds invested in the Moderate Aggressive Index Fund.

Can the basic 2% contribution to the 401K be contributed to any other allocation than the Moderate Aggressive Index Fund?

No, Tektronix’s 2% basic contribution to the 401K will be contributed to the Moderate Aggressive Index fund only. You may reallocate from that fund at your discretion, as soon as it is contributed.

When do I get cashed out of my ESPP stock? When does the ESPP terminate?

All payroll deductions that were contributed to your ESPP accounts that have not been used to purchase Tek shares will be returned to you on or shortly after October 26, 2007. The ESPP has been terminated and the stock is held by the custodian in participant’s accounts pending instructions from participants in connection with the tender offer. If you tender shares held in your ESPP account and Danaher purchases shares in the tender offer, you will receive payment for those shares, generally within 7-10 business days following the purchase of shares in the tender offer. If you do not tender shares in the tender offer, those shares will be cashed out in connection with the merger and you should receive payment for those shares, generally within 7-10 business days after the merger.

Are the ESPP payments subject to withholding? Are they taxable?

Proceeds received for your ESPP shares in the tender offer or the merger will not be subject to tax withholding. The federal income tax consequences of a sale of your ESPP shares, pursuant to the offer or the merger or otherwise, depends on whether the sale is a “qualifying” or “disqualifying” disposition of your shares.

The sale will be a disqualifying disposition if the sale occurs within two years after the offer date. A qualifying disposition is any disposition other than a disqualifying disposition.

If the sale is a qualifying disposition, you will recognize ordinary income equal to the lesser of: (1) the amount, if any, by which the fair market value of the shares exceeds your purchase price; and (2) 15% of the fair market value of the shares on the offer date. This income will be added to your basis in the shares, and any additional gain recognized will be long-term capital gain. If the fair market value of the shares at the time of sale is less than your purchase price, you will not recognize ordinary income, and any loss recognized will be a long-term capital loss.

If the sale is a disqualifying disposition, you will recognize ordinary income equal to the amount by which the fair market value of the shares on the date the shares were purchased (i.e., the last day of the offering period) exceeded the purchase price. The amount of ordinary income will be added to your basis in the shares, and any resulting gain or loss recognized on the sale will be capital gain or loss.

The above summary of federal income tax consequences is for general information only and does not discuss all the tax consequences that may be relevant to a particular participant. We recommend that you consult your own tax advisor as to the tax consequences of a sale of your ESPP shares.

How do I get paid for my shares? Will receiving cash be an automated process or do shareholders (employees) have to initiate anything by themselves?

If you tender shares in the tender offer and Danaher purchases shares in the tender offer, you will by paid generally within 7-10 business days of the purchase of shares in the tender offer. The payment will be made to your ESPP account, 401(k) account or brokerage account or directly to you, depending on how you hold the shares.

If you do not tender and continue to hold your shares at the time of the merger, following the merger you will receive a request for payment instructions from Computershare. You will need to provide Computershare with payment instructions and your share certificates (if you hold them) before you can receive payment for your shares. Because the merger may occur after the completion of the tender offer, payments under the merger could be distributed later than then payments under the tender offer.

I am an option holder but do not own stock, will I receive any official communications and if so, when?

If you do not hold any shares outright, under the ESPP or the 401(k) Plan, you will not receive the tender offer materials and instructions. The Company has sent you a letter describing the treatment of options in the merger (October 23, 2007 from Sue Kirby) and a letter describing the tender offer process and where you can get additional information (October 25, 2007 from James Dalton).

What happens to my vested options if I don’t exercise and tender them?

They get cashed out and cancelled in the merger. You would receive an amount equal to the excess, if any, of $38 over the exercise price, and this amount is subject to tax withholding.

What is the difference in process for tendering vested restricted stock and vested restricted stock units vs. shares subject to vested options?

Under vested restricted stock and vested restricted stock units, the shares have already been issued to you. If you hold the shares in your own name, you should receive tender offer materials and instructions from MacKenzie Partners, the Information Agent for the tender offer. If you hold them through a broker, you should receive tender offer materials and instructions from your broker.

For your vested options, you cannot tender the shares until the options have been exercised and the purchase price paid. You can exercise your vested options and tender through Smith Barney.

There is no cashless exercise and tender procedure. You can exercise vested options in a cashless exercise and sell into the market (subject to the Company’s insider trading policy); you can exercise the options and pay the exercise price and then tender through your broker in the tender offer process or hold the shares to be cashed out at the merger; or you can retain your vested options and be cashed out at the close of the merger.

When do I get paid for vested options or vested restricted stock?

If you do not tender vested options or vested restricted stock, these are cashed out at the time of the merger. You will receive payment within a reasonable period after the close of the merger.

When do I get payment for unvested options or unvested restricted stock/ restricted stock units that are accelerated in the merger?

These are cashed out within a reasonable period after the close of the merger.

Will employees receive any document telling them how their options, restricted stock and restricted stock units were treated in the merger, how their cashout payments were calculated and the number of options to purchase Danaher stock (and the applicable exercise prices) and the number of shares of Danaher restricted stock and restricted stock units held after the merger?

Yes, an individual post-closing statement will be delivered to employees that will provide information about the settlement of your equity holdings.

How long do I need to remain a Tektronix employee to receive a cashout for my unvested options, restricted stock or restricted stock unit as provided in the Merger Agreement?

Optionees who are employees of Tektronix on the date of the merger will have their unvested options, restricted stock and restricted stock units accelerated and cashed out to the extent provided in the Merger Agreement. If you are not an employee at the time of the close of the merger, you will not be cashed out on your unvested options, restricted stock or restricted stock units that would have accelerated at the time of the merger and these awards will be cancelled.

This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Tektronix common stock are being made pursuant to an Offer to Purchase and related materials that Danaher Corporation and Raven Acquisition Corp. filed with the SEC on Schedule TO on October 18, 2007. A Solicitation/Recommendation statement with respect to the tender offer was filed by Tektronix with the SEC on Schedule 14D-9 on October 19, 2007. Investors and security holders may obtain copies of the tender offer statement and Solicitation/Recommendation statement at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and other documents filed with the SEC by Danaher Corporation and the Solicitation/Recommendation statement and other documents filed with the SEC by Tektronix will be available free of charge by contacting MacKenzie Partners, Inc. toll free at (800) 322-2885 or by e-mail at tenderoffer@mackenziepartners.com. Shareholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.